

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2010

Dominic Ng
Chief Executive Officer
East West Bancorp, Inc.
135 N. Los Robles Avenue, 7th Floor
Pasadena, California 91101

Re: East West Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 0-24939

Dear Mr. Ng:

We have completed our review of your Form 10-K for the fiscal year ended December 31, 2009, and we have no further comments.

Sincerely,

Mark Webb
Legal Branch Chief